HCM III Acquisition Corp.

100 First Stamford Place, Suite 330

Stamford, CT 06902

VIA EDGAR

July 23, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee Wilson Lee Stacie Gorman David Link

Re:	HCM III Acquisition Corp.
Registration Statement on Form S-1/A
Filed on July 11, 2025
File No. 333-287841

Ladies and Gentlemen:

HCM III Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 22, 2025, regarding the Registration Statement on Form S-1/A (the “Registration Statement”) filed with the Commission on July 11, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a revised Registration Statement simultaneously with the submission of this response letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.

We note your response to prior comment 1. Please revise your disclosure in paragraph 7 to clarify that the cashless exercise of the private warrants may result in material dilution to your public stockholders. Please refer to Item 1602(a)(3) of Regulation SK.

Response: We acknowledge the Staff’s comment and have revised the cover page to address the Staff’s comment.

Exhibits

2.	Please revise Exhibit 5.1 to cover the full number of units, ordinary shares and warrants being registered in this offering. In this regard we note the opinion references up to 23.5 million units, including the overallotment. The cover page reflects 22 million units and up to 3.3 million to cover overallotments, for a total of 25.3 million units. Please also revise to remove the assumption that “all such documents have been duly authorized by all requisite action, corporate or other” or explain.

Response: We acknowledge the Staff’s comment and have revised Exhibit 5.1 to address the Staff’s comment.

3.	Please revise Exhibit 5.2 to also include the ordinary shares underlying the warrants, which are being registered in this offering. Please also remove assumptions 2.10 and 2.12, which appear to be facts readily ascertainable and appear to assume away part of the opinion. Please also remove from the Director’s Certificate, attached to the legality opinion, certifications 3 and 4, as such certifications appear to go to the underlying opinion.

Response: We acknowledge the Staff’s comment and have revised Exhibit 5.2 to address the Staff’s comment.

General

4.	Please provide an updated auditors’ consent within your next filing.

Response: We acknowledge the Staff’s comment and have uploaded an updated auditor’s consent to address the Staff’s comment.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Kevin E. Manz, Esq. at 212-556-2133 or kmanz@kslaw.com.

Sincerely,

By:	/s/ Shawn Matthews
Name:	Shawn Matthews
Title:	Chief Executive Officer and Chairman

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